FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 20, 2018 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the fourth quarter and year ended December 31, 2017.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: February 20, 2018	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2017

ATHENS, GREECE, February 20, 2018 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported a net loss of $16.6 million for the fourth quarter of 2017, compared to a net loss of $8.5 million for the same period of 2016. The loss for the fourth quarter of 2017 includes impairment losses of $8.4 million for two vessels, without which the result for the quarter would have been a net loss of $8.2 million. The loss for the fourth quarter of 2016 includes a loss of $2.4 million on sale of one vessel, without which the result for the quarter would have been a net loss of $6.1 million.

Time charter revenues, net of prepaid charter revenue amortization, were $7.8 million for the fourth quarter of 2017, compared to $5.4 million for the same period of 2016. This increase was mainly the result of increased revenues generated by the improvement of the Company's fleet utilization and increased realized time charter rates.

As of December 31, 2017, the Company's total debt outstanding, including the entire discount premiums under the two existing loan agreements, amounted to $106.1 million, while as of December 31, 2016, the Company's total debt outstanding amounted to $174.7 million.

Net income for the year ended December 31, 2017 amounted to $3.8 million, compared to a net loss of $149.0 million for the year ended December 31, 2016. The net income for 2017 reflected a gain from a debt write-off, arising from the refinancing of the secured loan facility with the Royal Bank of Scotland plc ("RBS"), which was agreed to on June 30, 2017. The specific gain, net of related expenses, amounted to $42.2 million. The loss for 2016 includes $118.9 million of impairment charges for seven of the Company's vessels and $2.9 million of loss on sale of two vessels. Time charter revenues, net of prepaid charter revenue amortization, for the year ended December 31, 2017, amounted to $23.8 million, compared to $33.2 million for the year ended December 31, 2016.

Fleet Employment Profile (As of February 16, 2018)
Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU
5 Panamax Container Vessels

SAGITTA	A	$8,400	1.25%	Hapag-Lloyd AG	15-Aug-17	15-Feb-18
		$8,400	1.25%		15-Feb-18	15-May-18 - 15-Jul-18
2010 3,426
CENTAURUS	A	$7,950	3.50%	CMA CGM	23-Aug-17	23-Apr-18 - 23-Aug-18
2010 3,426
NEW JERSEY		-	-	-	-	- - -	1,2
(ex YM New Jersey)
2006 4,923
PAMINA		$9,500	3.75%	Orient Overseas Container Line Ltd.	12-Sep-17	12-Apr-18 - 12-Sep-18
(ex Santa Pamina)
2005 5,042
DOMINGO		$8,500	3.50%	CMA CGM	14-Sep-17	14-May-18 - 14-Aug-18
(ex Cap Domingo)
2001 3,739

6 Post - Panamax Container Vessels

PUELO	B	$10,600/$12,000	5.00%	Maersk Lines A/S	1-Aug-17	1-Apr-18 - 1-Feb-19	3
2006 6,541
PUCON	B	$10,750	3.75%	Orient Overseas Container Line Ltd.	27-Apr-17	27-Apr-18 - 26-Jun-18

2006 6,541
MARCH	C	$6,850	1.25%	Hapag-Lloyd AG	15-Feb-17	22-Feb-18 - 30-Mar-18	4,5,6
(ex YM March)
2004 5,576
GREAT	C	$7,300	3.75%	Orient Overseas Container Line Ltd.	8-Apr-17	23-Feb-18 - 30-Mar-18	4,6
(ex YM Great)
2004 5,576
HAMBURG	D	$6,700	3.50%	CMA CGM	9-Jan-17	19-Nov-17
		$11,000	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	1-Dec-17	31-Mar-18 - 9-Jul-18
2009 6,494
ROTTERDAM	D	$6,890	3.50%	CMA CGM	7-Mar-17	7-Jan-18
		$13,150	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	25-Jan-18	25-May-18 - 14-Jul-18
2008 6,494

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1 As of October 11, 2016, vessel has been placed into lay-up, in Malaysia.
2 Vessel sold and expected to be delivered to her new owners by mid-March 2018.
3 The gross charter rate is US$10,600 per day for the first eight (8) months of the charter period and US$12,000 per day for the balance period of the time charter. The charterer has the option to redeliver the vessel any time between April 1, 2018 and February 1, 2019.

4 Based on latest information.
5 Charterers will pay US$1 per day for the first 15 days of the charter period.
6 Vessel sold and expected to be delivered to her new owners at the latest by March 30, 2018.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$7,805	$5,446	$23,806	$33,194
Voyage expenses	338	384	1,702	3,169
Vessel operating expenses	5,532	5,517	22,732	30,213
Net income / (loss)	(16,583)	(8,459)	3,819	(149,014)
FLEET DATA
Average number of vessels	11.0	12.5	11.4	13.1
Number of vessels	11.0	12.0	11.0	12.0
Ownership days	1,012	1,150	4,178	4,780
Available days	1,012	1,150	4,155	4,735
Operating days	908	654	3,152	3,304
Fleet utilization	89.7%	56.9%	75.9%	69.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$7,378	$4,402	$5,320	$6,341
Daily vessel operating expenses (2)	$5,466	$4,797	$5,441	$6,321

____________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2017	2016	2017	2016
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$7,805	$5,548	$23,806	$36,992
Prepaid charter revenue amortization	-	(102)	-	(3,798)
Time charter revenues, net	7,805	5,446	23,806	33,194

EXPENSES:
Voyage expenses	338	384	1,702	3,169
Vessel operating expenses	5,532	5,517	22,732	30,213
Depreciation and amortization of deferred charges	2,061	2,037	8,147	12,740
General and administrative expenses	3,206	1,786	8,366	7,241
Impairment losses	8,363	-	8,363	118,861
(Gain) / Loss on vessels' sale	-	2,402	(945)	2,899
Foreign currency losses / (gains)	20	(32)	51	111
Operating loss	(11,715)	(6,648)	(24,610)	(142,040)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(4,885)	(1,835)	(13,843)	(7,094)
Interest income	17	24	87	120
Gain from bank debt write off	-	-	42,185	-
Total other income / (expenses), net	(4,868)	(1,811)	28,429	(6,974)

Net income / (loss)	$(16,583)	$(8,459)	$3,819	$(149,014)
Earnings / (Loss) per common share, basic *	$(10.21)	$(5,715.54)	$8.94	$(100,821.38)
Earnings/ (Loss) per common share, diluted *	$(10.21)	$(5,715.54)	$8.94	$(100,821.38)
Weighted average number of common shares, basic *	1,623,961	1,480	427,333	1,478
Weighted average number of common shares, diluted *	1,623,961	1,480	427,361	1,478

* Adjusted to give effect to the reverse stock splits that became effective in 2017.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended December 31,		For the years ended December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(16,583)	$(8,459)	$3,819	$(149,014)
Other comprehensive income / (loss) (Actuarial gain / (loss))	26	(25)	26	(25)
Comprehensive income / (loss)	$(16,557)	$(8,484)	$3,845	$(149,039)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	2017	2016	**
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$6,444	$17,316
Vessels held for sale	18,378	-
Vessels' net book value	201,308	240,352
Other fixed assets, net	911	946
Other assets	5,266	7,917
Total assets	$232,307	$266,531

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank and other debt, net of unamortized deferred financing costs	$12,119	$127,129
Related party financing, net of unamortized deferred financing costs	84,832	45,617
Other liabilities	4,584	2,905
Total stockholders' equity	130,772	90,880
Total liabilities and stockholders' equity	$232,307	$266,531

** The balance sheet data as of December 31, 2016 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)
Net Cash used in Operating Activities	$(1,592)	$(5,571)	$(12,653)	$(11,963)
Net Cash provided by / (used in) Investing Activities	(1)	6,273	6,665	10,574
Net Cash provided by / (used in) Financing Activities	(144)	-	4,116	(19,683)